

June 28, 2021

Anna Paglia
Chief Executive Officer
Invesco DB Multi-Sector Commodity Trust
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

> **Re: Invesco DB Multi-Sector Commodity Trust**
> **Invesco DB Energy Fund**
> **Registration Statement on Form S-3**
> **Filed June 22, 2021**
> **File No. 333-257260**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance